UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

FLUOR CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	001-16129	33-0927079
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification Number)

6700 Las Colinas Blvd. Irving, Texas	75039
(Address of principal executive offices)	(Zip Code)

John R. Reynolds
Executive Vice President, Chief Legal Officer and Secretary
(469) 398-7600
(Name and Telephone number, including area code, of the person to contact in connection with this report)

__________________________________________________

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2023.
☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended ___________.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

Our Conflict Minerals Report, filed as Exhibit 1.01 to this Specialized Disclosure Report on Form SD, is publicly available on our website at http://www.fluor.com and on the SEC’s EDGAR database at www.sec.gov.

Item 1.02 Exhibit

The Conflict Minerals Report required by Item 1.01 of this Form SD is filed as Exhibit 1.01 to this Form SD.

Section 2 — Exhibits

Item 2.01 Exhibits

Exhibit 1.01 — Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.
May 31, 2024                        Fluor Corporation
By:    /s/ John R. Reynolds
John R. Reynolds
Executive Vice President, Chief Legal Officer and Secretary